October 24, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Robert Shapiro
Doug Jones
Nicholas Nalbantian
Erin Jaskot

Re:	Haoxi Health Technology Ltd
Amendment No. 1 to Registration Statement on Form F-1
Filed September 19, 2023
File No. 333-274214

Ladies and Gentlemen:

This letter (“Letter”) is in response to the letter dated September 27, 2023 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Haoxi Health Technology Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response. An amended Registration Statement on Form F-1 (the “F-1/A/2”) is being filed to accompany this letter.

Amendment No. 1 to Registration Statement on Form F-1, Filed September 19, 2023

General

We note the changes to your disclosure in the prospectus, including on the prospectus cover page, Prospectus Summary and Risk Factor sections relating to legal and operational risks associated with PRC laws and regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since your amendment filed on August 25, 2023 that warrant revised disclosure. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure that removes detailed references to the PRC legal system and the nature of the PRC government’s regulatory oversight, uncertainties surrounding PRC regulations, and interventions by the PRC government in your business conveys the same risks. Please restore your disclosures to the disclosures as they existed in the registration statement as of August 25, 2023.

Response: In response to the Staff’s comment, we revised our disclosure throughout the F-1/A/2 to restore disclosure relating to (i) the risk that the PRC government may intervene in or influence our operations at any time, or may exert control over operations of our business, which could result in a material change in our operations and/or the value of the securities we are registering for sale, (ii) uncertainties regarding the enforcement of laws, and (iii) that the rules and regulations in China can change quickly with little advance notice, as they existed in the registration statement as of August 25, 2023.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Zhen Fan
Name:	Zhen Fan
Title:	Chief Executive Officer and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC